Exhibit 99.3

AMARIN RECEIVES NASDAQ NOTIFICATION RELATED TO LATE FILING OF 2008 ANNUAL REPORT ON FORM 20-F

DUBLIN, Ireland, July 7, 2009 – Amarin Corporation plc (NASDAQ: AMRN) announced today that on July 6, 2009, the Company received a written notification from the Nasdaq Stock Market stating that it is not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification, which the Company expected, was issued in accordance with standard Nasdaq procedures due to the delayed filing of the Company's Annual Report on Form 20-F for the year ended December 31, 2008 with the U.S. Securities and Exchange Commission. The Nasdaq notification has no effect on the listing of Amarin’s American Depository Shares (“ADSs”) on Nasdaq at this time, and its ADSs will continue to trade on the Nasdaq Capital Market under the symbol “AMRN”.

As announced on July 1, 2009, Amarin has delayed the filing of its Form 20-F for the year ended December 31, 2008, as it was unable to comply with the filing date of June 30, 2009 without unreasonable effort or expense as a result of the time and attention devoted by Amarin’s management to securing bridge financing and conducting ongoing discussions with potential investors for longer term financing. In this regard, the Company also announced today, July 7, 2009, in a separate press release, that it has signed a non-binding term sheet for a private placement of up to $55 million. The Company intends to complete these discussions as soon as possible and file the Annual Report on Form 20-F for the year ended December 31, 2008 as soon as possible thereafter.

Nasdaq has provided the Company until September 4, 2009 to file its Form 20-F or submit a plan to regain compliance. If a plan of compliance is submitted, Nasdaq will review that submission and if it determines that the plan is acceptable, the Company will have until December 28, 2009 to regain compliance. If Nasdaq determines that the plan is not acceptable, the Company may appeal such determination to a Listing Qualifications Panel. Amarin intends to file its Annual Report on Form 20-F for the year ended December 31, 2008 before September 4, 2009 to regain compliance with Nasdaq's filing requirements for continued listing.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia under a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA). Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis, Parkinson’s disease and epilepsy, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of July 7, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

#   #   #